Fund

Vestaur Securities Inc

Security

Evergreen Resources Inc

Advisor

EIMCO

Transaction

 Date

  3/5/2004

Cost (respectively)

      $19,842

% of

Offering Purchase (respectively)

   0.010%

Broker
------
Goldman, Sachs & Co.

Underwriting

Syndicate

Members
-------
Goldman, Sachs & Co.
BNP PARIBAS
UBS Financial Services, Inc.
Wachovia Securities, Inc.
Banc One Capital Markets, Inc.